CHERRY BOMBE INC.

FINANCIAL STATEMENTS
For the Years Ended December 31, 2021 and 2020

CHERRY BOMBE INC.

FINANCIAL STATEMENTS
For the Years Ended December 31, 2021 and 2020

CONTENTS

[Cg]®

Focused on the road ahead

Tax, Audit & Advisory

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members of Management
Cherry Bombe Inc.
Brooklyn, New York

We have reviewed the accompanying financial statements of Cherry Bombe Inc. (an S-Corporation), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Cherry Bombe Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

730 Hope Road | Tinton Falls | NJ 07724 | 732.676.4100 | 732.676.4101
1268 Route 37 West, 2nd Floor | Toms River | NJ 08755 | 732.349.6880 | 732.349.1949
Member of CPAmerica, Inc. | Registered Firm With the PCAOB
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Emphasis of Matter

As discussed in Note 1 to the financial statements, the Company has suffered losses from operations for the past two years. Management's evaluation of the events and conditions and management plans to mitigate these matters are also described in Note 1. Our conclusion is not modified with respect to this matter.

As discussed in Note 1 to the financial statements, the 2021 and 2020 financial statements have been restated to correct misstatements. Our opinion is not modified with respect to this matter.

Cg Tax, Audit & Advisory

Tinton Falls, New Jersey
June 1, 2022, except for Note 1, Note 3 and note 7, which is September 7, 2022

[Cg]®
Focused on the road ahead
Tax, Audit & Advisory

CHERRY BOMBE INC.

BALANCE SHEETS
December 31, 2021 and 2020

	2021	2020
ASSETS		
CURRENT ASSETS		
Cash	$ 13,815	$ -
Accounts Receivable	51,727	246,214
Prepaid Expenses	1,864	-
Investments	1,000	18,995
Total Current Assets	68,406	265,209
PROPERTY AND EQUIPMENT, net	24,017	2,046
Total Assets	$ 92,423	$ 267,255

CHERRY BOMBE INC.

BALANCE SHEETS

December 31, 2021 and 2020

	2021 (restated)	2020 (restated)
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
CURRENT LIABILITIES		
Accounts Payable	$ 156,358	$ 57,783
Line of Credit Payable	25,000	-
Accrued Expenses and Other Current Liabilities	12,321	53,269
Paycheck Protection Program Loan	-	53,395
Due to Shareholder	63,715	34,509
Stock Repurchase Liability, net of long term portion	50,000	40,000
Current Portion of Long-Term Debt	3,702	-
Total Current Liabilities	311,096	238,956
LONG-TERM LIABILITIES		
EIDL Loan	149,169	149,900
Stock Repurchase Liability	-	50,000
Long-Term Debt	13,670	-
Total Long-Term Liabilities	162,839	199,900
Total Liabilities	473,935	438,856
STOCKHOLDERS' EQUITY (DEFICIT)		
Common Stock	1,000	1,000
Treasury Stock, at cost	(241,600)	(241,600)
Additional Paid in Capital	49,000	49,000
Retained Earnings (Deficit)	(189,912)	19,999
Total Stockholders' Equity (Deficit)	(381,512)	(171,601)
Total Liabilities and Stockholders' Equity (Deficit)	$ 92,423	$ 267,255

CHERRY BOMBE INC.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2021 and 2020

	2021	2020
Sales	$ 1,064,806	$ 887,436
Cost of Goods Sold	224,026	106,905
Gross Profit	840,780	780,531
OPERATING EXPENSES		
Selling, General and Administrative Expenses	1,148,997	809,401
Total Operating Expenses	1,148,997	809,401
Loss from Operations	(308,217)	(28,870)
OTHER INCOME (EXPENSE)		
Interest Income	642	2,065
Interest Expense	(12,346)	(13,037)
Other Expense	(17,979)	(7,081)
Paycheck Protection Program Loan Forgiveness	105,267	-
Other Income	22,722	22,748
Total Other Income (Expense)	98,306	4,695
Net Loss	$ (209,911)	$ (24,175)

See Accompanying Notes and Independent Accountant's Review Report

CHERRY BOMBE INC.

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2021 and 2020

	Total	Common Stock	Treasury Stock, at cost	Additional Paid In Capital	Retained Earnings (Deficit)
Balances at January 1, 2020 (restated)	$ (147,426)	$ 1,000	$ (241,600)	$ 49,000	$ 44,174
Net Loss	(24,175)	-	-	-	(24,175)
Balances at December 31, 2020	(171,601)	1,000	(241,600)	49,000	19,999
Net Loss	(209,911)	-	-	-	(209,911)
Balances at December 31, 2021	$ (381,512)	$ 1,000	$ (241,600)	$ 49,000	$ (189,912)

CHERRY BOMBE INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2021 and 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (209,911)	$ (24,175)
Adjustments to reconcile net income (loss) to net cash provided from operating activities:		
Depreciation and Amortization	3,892	611
Paycheck Protection Program Loan Forgiveness	(105,267)	-
Loss on Sale of Investment	17,995	-
(Increase) Decrease in:		
Accounts Receivable	194,487	(128,964)
Prepaid Expenses	(1,864)	20,533
Increase (Decrease) in:		
Accounts Payable	98,575	(14,144)
Accrued Expenses and Other Current Liabilities	(40,948)	53,119
Net Cash Provided by (Used in) Operating Activities	(43,041)	(93,020)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of Property, Plant and Equipment	(25,863)	-
Net Cash Provided by (Used in) Investing Activities	(25,863)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Due to Shareholder	29,206	(27,370)
Repayment of Long-Term Debt	-	(58,333)
Proceeds from Line of Credit	25,000	-
Proceeds from Paycheck Protection Program	51,872	53,395
Repayment of Stock Repurchase Liability	(40,000)	(40,000)
Proceeds from EIDL Loan	-	149,900
Repayment of EIDL Loan	(731)	-
Proceeds from Long-Term Debt	21,063	-
Repayment of Long-Term Debt	(3,691)	-
Net Cash Provided by (Used in) Financing Activities	82,719	77,592
Net Increase (Decrease) in Cash	13,815	(15,428)
Cash, Beginning of Year	-	15,428
Cash, End of Year	$ 13,815	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Years Ended for:		
Interest	$ (12,346)	$ (13,037)
Taxes, net	$ -	$ -

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Cherry Bombe Inc. (the "Company") is an independent media company celebrating women and cool creatives in the world of food and drink through its print magazine, podcast, and events. The Company produces its primary annual event, Cherry Bombe Jubilee, other industry events, a semi-annual periodical, regular podcast, various forms of digital content, and additionally sells its previously produced cookbook, merchandise, and community memberships. It is incorporated in New York state with its principal place of business in Brooklyn, New York.

Mitigation of Prior Losses

The Company has suffered net operating losses for the 2021 and 2020 periods. Much of the cause for this has been business disruptions related to the outbreak of the novel strain of coronavirus ("COVID-19"), most notably the cancellation of the primary in-person annual event, Cherry Bombe Jubilee. The return of this event in addition to substantial developments in the production of digital content, virtual events, and expansion of the community membership base are anticipated to return the company to profitability in subsequent periods.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. Significant estimates are used in the determination of inventory obsolescence and certain accruals.

The COVID-19 pandemic has severely impacted, and continues to severely impact, the U.S., and global economies. We cannot estimate the length or severity of the COVID-19 pandemic or the related U.S. and global economic consequences on our business and operations, including whether and when historic economic and operating conditions will resume or the extent to which the disruption may impact our business, financial position, results of operations or cash flow. Our estimates, judgments and assumptions related to COVID-19 could ultimately differ over time.

Fair Value of Financial Statements

The Company utilizes three levels of inputs to measure the fair value of (a) nonfinancial assets and liabilities that are recognized or disclosed at fair value in the Company's consolidated financial statements on a recurring basis (at least annually) and (b) all financial assets and liabilities. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

The first two inputs are considered observable and the last is considered unobservable. The levels of inputs are as follows:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Statements (Continued)

- Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Current Assets and Liabilities

The carrying values of cash, accounts receivable, prepaid expenses, accounts payable, accrued expenses, notes payable, and other current liabilities approximates fair values because of the relatively short maturity of these instruments.

Non-Current Assets

The fair value of deposits is the amount payable on demand at the reporting date.

Concentration of Credit Risk

The Company maintains cash balances at various institutions which may exceed federally insured limits. The Federal Deposit Insurance Corporation ("FDIC") insures these accounts up to $250,000 per depositor. The Company historically has not experienced any related cash in bank losses.

Business Concentrations

The Company had sales of $1,064,806 for the year ended December 31, 2021. Two customers in 2021 represented approximately 26% of sales. The Company had sales of $887,436 for the year ended December 31, 2020. Two customers in 2020 represented approximately 34% of sales.

The Company had four customers that represented 82% of the gross accounts receivable as of December 31, 2021. The Company had four customers that represented 90% of the gross accounts receivable as of December 31, 2020.

The Company had cost of goods sold of $224,026 for the year ended December 31, 2021. Two vendors represented approximately 86% of cost of goods sold. The Company had one vendor represents 91% of the gross accounts payable as of December 31, 2021. The Company had cost of goods sold of $106,905 for the year ended December 31, 2020. Two vendors represented approximately 88% of cost of goods sold. The Company had one vendor that represented approximately 74% of accounts payable as of December 31, 2020.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to expense as incurred. The Company provides for depreciation generally on straight-line methods by charges to income at rates based upon the estimated useful lives of 3 to 5 years. Leasehold improvements are being amortized over the life of the lease.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment (Continued)

The Company capitalizes, for financial reporting purposes, leased equipment where the term of the lease results in the transfer to the Company of substantially all of the benefits and risks of ownership of the equipment.

Revenue Recognition

The Company follows accounting standards update ("ASU") 2014-09 Revenue from Contracts with Customers (Topic 606) and all subsequently issued clarifying ASU's. Revenue is recognized when control of the goods or promised services is transferred to the Company's customers in an amount that reflects the consideration expected to be entitled to in exchange for those goods or services.

Sales are recognized upon shipment of product or rendering of services.

In accordance with ASC 606, contracts of commercial substance detailing goods and services to be delivered and corresponding consideration are accounted for upon execution by the Company and the customer. Revenues from contracts are recognized in the period in which corresponding goods and services are shipped or rendered. All contracts relevant to 2020 and 2021 were fully executed and delivered within the same year.

Community memberships, sold as single year contracts, are recognized over their duration. Goods and services received by customers as part of these memberships include a variety of tangible and non-tangible goods and services designated in the membership contracts. These goods and services are provided in the aggregate over the single year contract term, and revenue is recognized as such. All membership contracts relevant to 2020 and 2021 were fully executed and delivered within the same year.

Advertising

Advertising costs are expensed as incurred. Advertising expenses were $0 for the years ended December 31, 2021 and 2020, respectively.

Income Taxes

The Company, with the consent of its stockholder, has elected to be treated as an S-Corporation for income tax purposes as provided by the Internal Revenue Code. In lieu of corporate income taxes, the stockholder is taxed on the Company's taxable income. Therefore, no provision or liability of federal or state incomes taxes has been included in the financial statements.

The Company is subject to potential examination by the Internal Revenue Service and various state taxing authorities. However, the Company is not currently under audit nor has the Company been contacted by any of these jurisdictions. Management believes the Company is no longer subject to federal tax examinations for years prior to 2016 or state tax examinations for years prior to 2015. The Company has evaluated its tax positions for all open tax years and management believes all tax positions taken would be upheld under an examination. Therefore, no provision for the effects of uncertain tax positions has been recorded for the years ended December 31, 2021 and 2020. If assessed, the Company classifies any interest and penalties recognized with a tax position as operating expenses.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. The Company estimates the allowance based on an analysis of specific customers, taking into consideration the age of past due accounts and an assessment of the customer's ability to pay. Due to a collectability rate above 99%, the company has estimated the allowance for doubtful accounts to be $0 at December 31, 2021 and $1,560 at December 31, 2020. Accounts receivable is presented net of allowance for doubtful accounts.

Shipping Costs

The Company includes shipping costs as a component of selling expenses. For the years ended December 31, 2021 and 2020 shipping costs were approximately $1,915 and $1,676, respectively.

Uncertainty of Income Taxes

There were no income tax uncertainties as of December 31, 2021 and 2020, respectively. The Company is no longer subject to federal and state tax examinations by tax authorities for years before 2016 for federal and 2015 for state.

Subsequent Events

Subsequent events were evaluated through the date of the independent accountant's review report which is the date the financial statements were available to be issued.

Restatement

The Company has identified and recorded an adjustment related to misstatements associated with the stock repurchase of 2019 as described in Note 7. For the period ended December 31, 2021 and 2020 the correction resulted in an increase in Treasury stock of $63,895 from $177,705 to $241,600. As a result, retained earnings as of December 31, 2021 increased by $63,895 from a deficit of $253,808 to $189,912. As of January 1, 2020 retained earnings increased by $63,895 from a deficit of $19,721 to retained earnings of $44,174.

The Company also recorded an adjustment between Stock Repurchase Liability, net of long term portion, Stock Repurchase Liability and Due to Shareholder. As a result of this adjustment, Stock repurchase liability, net of long term portion was increased by $10,000 during the year ended December 31, 2021 going from $40,000 to $50,000. Due to shareholder decreased by $10,000 for the years ended December 31, 2021 and 2020 from $73,715 to $63,715 and $44,509 to $34,509, respectively. Stock Repurchase Liability increased by $10,000 from $40,000 to $50,000 for the year ended December 31, 2020.

NOTE 2 – PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

	2021	2020
Machinery and Equipment	$ 35,336	$ 9,473
Less: Accumulated Depreciation	11,319	7,427
	$ 24,017	$ 2,046

Depreciation expense was $3,892 and $611 the years ended December 31, 2021 and 2020, respectively.

NOTE 3 – DUE TO SHAREHOLDER (restated)

From time to time, certain expenses are paid by the shareholder on behalf of the Company. There is no formal agreement for repayment of these balances, however they are due upon demand. As of December 31, 2021 and 2020 due to shareholder was $63,715 and $34,509, respectively.

NOTE 4 – LINE OF CREDIT

The Company's Line of Credit is as follows:

In 2021, the Company increased the revolving line of credit with Chase Bank to $100,000 that bears interest at prime plus 2.05% and is collateralized by substantially all of the assets of the Company and a personal guarantee by one shareholder. The line of credit expires on December 24, 2026. The prime rate at December 31, 2021 was 3.25%. The outstanding balance at December 31, 2021 was $25,000.

NOTE 5 – LONG-TERM DEBT

The Company received vehicle financing on February 13, 2021 for purchase of one vehicle in the amount of $21,063 with an interest rate of 2.49%. The financing carries a 5 year term and will reach maturity on February 28, 2026.

NOTE 6 – DEBT

The Company received two loans from Chase Bank in the amounts of $53,395 and $51,872 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to notes dated April 24, 2020 and January 21, 2021, respectively. The Company applied for and has been notified that $53,395 and $51,872 have both been forgiven in 2021, as well as the applicable interest since the Company spent the loan proceeds on eligible costs. The Loan forgiveness is reflected in other income in the accompanying statement of income. In 2020, the Company received an additional Economic Injury Disaster Loan from Chase Bank in the amount of $150,000.

NOTE 6 – DEBT (Continued)

	EIDL Loan	Vehicle Loan
2022	$ 4,386	$ 3,702
2023	8,772	4,197
2024	8,772	4,302
2025	8,772	4,411
2026 and Thereafter	118,467	760
Total	$ 149,169	$ 17,372

NOTE 7 – STOCK REPURCHASE (restated)

On June 15, 2019, the Company entered into a stock repurchase and release agreement with a shareholder. Prior to the agreement, there were two shareholders, each owning 50% of the company. In connection with the agreement, the Company bought out one of the shareholders in exchange for $241,600. The shares were to be paid by $91,600 at closing, and payments of at least $10,000 at the end of each quarter of the calendar year with the full purchase price being paid in full by no later than June 30, 2022. There was $50,000 and $90,000 outstanding as of December 31, 2021 and 2020, respectively. The purchase price of the repurchased shares are accounted for as Treasury Stock at both December 31, 2021 and 2020.